Exhibit 99.1

NEWS RELEASE

Fortuna announces GHG emissions reduction target for 2030
and long-term objectives to 2050

Vancouver, February, 8, 2024: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce its objectives, metrics, and targets concerning its greenhouse gas (“GHG”) emissions reduction pathways as part of the commitments contained in its Climate Change position statement disclosed in April 2022 (refer to Fortuna news release dated April 7, 2022).

To this end, Fortuna:

•	Has set a target to reduce Scope 1 and Scope 2 GHG emissions by 15 percent in 2030, compared to “business as usual” (“BAU”) forecast GHG emissions in 2030 if no intervention measures were taken.

•	Is committed to supporting the global ambition of net-zero GHG emissions by 2050 through investing in technology, energy efficiency initiatives, and renewable energy over the long-term, where such investments are reliable, affordable, and competitive.

2030 GHG emissions reduction target

Based on an assessment of existing activities, Fortuna has determined that a significant portion of its current GHG emissions is attributable to the use of diesel to power its operations. Accordingly, Fortuna’s biggest opportunities for reducing GHG emissions are related to electrification, and increased use of renewable energy.

Fortuna expects to achieve its GHG emissions reduction target through the implementation of the following projects:

Mine	Initiative	Outcome
Séguéla, Côte d’Ivoire	Provide renewable energy to the operation	• Construction and implementation of a solar power plant by 2025 • GHG emissions expected to decrease by approximately 3,700 tCO2 per year over the 8-year LoM[1]
Lindero, Argentina	Provide renewable energy to the operation	• Construction and implementation of a solar power plant by 2025 • GHG emissions expected to decrease by approximately 10,820 tCO2 per year over the 11-year LoM
Caylloma, Peru	Provide low-carbon electricity to the operation	• In 2022, Caylloma switched to an energy supplier that provides electricity from 100 percent renewable energy sources • GHG emissions expected to decrease by ~ 8,860 tCO2 per year over the 5-year LoM
Caylloma, Peru	Optimization of mine paste fill plant	• Construction and modernization of new paste fill plant will avoid use of truck haulage of tailings for plant feed • GHG emissions expected to decrease by ~ 420 tCO2 per year over the 5-year LoM

Note:

1.  LoM: Life of mine based on Mineral Reserves

Fortuna has set a BAU target to guide its GHG emissions reduction commitment. BAU is a metric defined as a reduction of GHG emissions against a future forecast of unmitigated GHG emissions where no actions are taken to reduce GHG emissions during the defined time-period. Fortuna has aligned on a BAU target in recognition that its GHG emissions and energy profile will change over time with continued operational and business growth. All of Fortuna’s operating mines are covered by this BAU target.

Based on Fortuna’s 2022 LoM estimates, the forecasted BAU Scope 1 and Scope 2 GHG emissions in 2030 would be 136,500 tonnes of carbon dioxide (“tCO2”). Fortuna is committing to reduce Scope 1 and Scope 2 GHG emissions to at least 116,000 tCO2 in 2030, which represents 20,500 tCO2 or 15 percent less emissions than the 2030 BAU forecast.

Through the implementation of its commitment to reduce the Company’s Scope 1 and Scope 2 GHG emissions by 15 percent in 2030 with the four initiatives presented above, Fortuna expects to be able to achieve a cumulative reduction in GHG emissions estimated at over 160,000 tCO2 equivalents (“tCO2e”) between 2022 and 2030 compared to its forecasted emissions.

Long-term objectives to 2050

Considering the current estimated LoM of its operations, Fortuna is committed to supporting the global ambition of net-zero GHG emissions by 2050 through investing in technology, energy efficiency initiatives, and renewable energy over the long-term, where such investments are reliable, affordable, and competitive. Examples include, where possible, enhancing its low-carbon power supply, fuel switching to use more electricity and/or low carbon fuels, and incorporating demand management strategies and battery storage.

Monitoring, reviewing, and reporting of GHG emissions

Fortuna is committed to monitoring the GHG emissions of each of its mines on a monthly basis and to periodically review progress against its GHG emissions reduction target and its pathway, alongside the monitoring of its other sustainability targets. The Company will also monitor and assess its exposure to climate-related risks and opportunities considering the evolving voluntary and regulatory landscape.

The Company’s progress towards reaching its GHG emissions reduction target and forecasts will be reviewed at least annually to ensure the most up to date and accurate information is considered. This includes potential internal factors such as operational changes and business growth, evolving climate-related risks and opportunities, regulatory landscape and market expectations, and other external factors impacting Fortuna’s climate change strategy and commitments.

Reporting on performance will be conducted on at least an annual basis in the Company’s sustainability report and on its website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements establishing sustainability and environmental targets, goals, and strategies, including relating to GHG emissions, and the ability to meet the same; the achievement and actionability of the Company’s climate change strategy; the expected timing and effectiveness of the Company’s initiatives in achieving its GHG emissions reduction target; statements relating to the Company’s long-term objectives in supporting the global ambition of net-zero emissions by 2050; statements about the Company’s plans for its mines and mineral properties; statements regarding the Company’s expectations surrounding the construction and implementation of a solar power plant at the Séguéla Mine and the Lindero Mine and the implementation of underground infrastructure to pump tailings at the Caylloma Mine; changes in general economic conditions and financial markets; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including GHG emissions reduction targets); operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) to reinstate the environmental impact authorization at the San Jose mine (the “EIA”) will be successfully appealed; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that any appeal in respect of the ruling in favor of Minera Cuzcatlan to reinstate the EIA will not be successful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.